U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
                 INITIAL STATEMENT OF                |_____________________|
          BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
____________________________________________________________________________
1. Name and Address of Reporting Person

       ALLTEL Corporation
       (Last)                      (First)                    (Middle)

       One Allied Drive
                                  (Street)

       Little Rock                  Arkansas                      72202
       (City)                      (State)                      (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

     March 16, 1998
3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

     34-0868285
4. Issuer Name and Ticker or Trading Symbol

     360 Communications Company (XO)
5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE) ( ) DIRECTOR
 ( X) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 (  ) OTHER (SPECIFY TITLE BELOW)
 _____________________________________


6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

     Not applicable
7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
    X FORM FILED BY ONE REPORTING PERSON
   ___FORM FILED BY MORE THAN ONE REPORTING PERSON

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
______________________________________________________________________________
|1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP   |4. NATURE OF INDIRECT  |
|   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT |   BENEFICIAL OWNERSHIP|
|                    |   BENEFICIALLY|   DIRECT (D)  |   (INSTR. 5)          |
|                    |   OWNED       |   OR INDIRECT |                       |
|                    |   (INSTR. 4)  |   (I)(INSTR.5)|                       |
|                    |               |               |                       |

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|____________________|_______________|______________|_______________________|

[TYPE ENTRIES HERE]



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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
       (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
____________________________________________________________________________
1. Title of Derivative Security (Instr. 4)

     Option to acquire common stock, par value $0.01 per share, of 360 Communications Company
2. Date Exercisable and Expiration Date (Month/Day/Year)
               *                                              *
         Date Exercisable                          Expiration Date
____________________________________________________________________________
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
     Common Stock, par value $0.01 per share     24,138,700
                Title                            Amount of Number of Shares
____________________________________________________________________________
4. Conversion or Exercise Price of Derivative Security

     $33.90
5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)

     (D)
6. Nature of Indirect Beneficial Ownership (Instr. 5)

     Not applicable
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   EXPLANATION OF RESPONSES:

    * In connection with an Agreement and Plan of Merger, dated as of March 16, 1998, among ALLTEL Corporation ("ALLTEL"), Pinnacle Merger Sub, Inc. and 360 Communications Company ("360 Communications"), ALLTEL and 360 Communications entered into a Stock Option Agreement, dated as of March 16, 1998 (the "Stock Option Agreement"), providing for the option reported herein. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stock Option Agreement. Prior to any exercise of the option, ALLTEL disclaims beneficial ownership of the shares of common stock of 360 Communications which are obtainable by ALLTEL upon exercise of such option.

ALLTEL Corporation

By: /s/Francis X. Frantz                               3/23/98
   **  SIGNATURE OF REPORTING PERSON                     DATE
Name: Francis X. Frantz
Title: Senior Vice President -
          External Affairs and
          General Counsel

_____________________________
   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
       SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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